# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: M3-Brigade Acquisition V Corp., CIK 0002016072
CUSIP: G63212107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 02/26/2026
Filed by CIK 0000017018
Persons authorized to receive notices and communications: Brandon Lutnick, 110 East 59th Street, New York, New York (NY), 10022, (212) 938-5000

## Reporting persons
- Cantor Fitzgerald, L.P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 7,779,865; sole dispositive power 0; shared dispositive power 7,779,865; aggregate amount beneficially owned 7,779,865 (27.1% of the class)
- CF Group Management, Inc. (CIK 0001251145): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 7,779,865; sole dispositive power 0; shared dispositive power 7,779,865; aggregate amount beneficially owned 7,779,865 (27.1% of the class)
- Cantor Fitzgerald & Co. (CIK 0000017018): type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 7,779,865; sole dispositive power 0; shared dispositive power 7,779,865; aggregate amount beneficially owned 7,779,865 (27.1% of the class)
- Cantor Fitzgerald Securities (CIK 0001219066): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 7,779,865; sole dispositive power 0; shared dispositive power 7,779,865; aggregate amount beneficially owned 7,779,865 (27.1% of the class)
- Brandon Lutnick (CIK 0002048880): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 7,779,865; sole dispositive power 0; shared dispositive power 7,779,865; aggregate amount beneficially owned 7,779,865 (27.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: M3-Brigade Acquisition V Corp.
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Comment: This statement on Schedule 13D amends the Schedule 13D of the Reporting Persons that was originally filed with the Securities and Exchange Commission (the "SEC") on December 19, 2025 (the "Original Filing") with respect to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of M3-Brigade Acquisition V Corp (the "Issuer"). This amendment to the Schedule 13D is being filed by the Reporting Persons and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Filing. Except as set forth herein, the Original Filing is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety as follows:

CF&Co. originally acquired the Class A Ordinary Shares in order to participate in any general meeting of the Issuer. The Issuer granted CF&Co. a waiver of Article 49.5 of the Amended and Restated Memorandum and Articles of Association of the Issuer thereby permitting CF&Co. to redeem any and/or all Class A Ordinary Shares owned by CF&Co. CF&Co. previously stated that it intended to vote in favor of each of the proposals described in the Issuer's preliminary proxy statement dated December 5, 2025 (the "Preliminary Proxy"). CF&Co.'s intention has now changed. CF&Co. expects that it will make its determination as to whether and/or how it will vote such shares in any general meeting of the Issuer closer to the time of such general meeting, based on the facts and circumstances relevant to CF&Co. at that time. Additionally, CF&Co. expects to continuously evaluate its investment, and may seek to dispose of some or all of its Class A Ordinary Shares in one or more transactions, in varying amounts at varying times, prior to the record date for the Issuer's next general meeting.

CF&Co.'s assessment of whether and/or how it will vote, and whether to engage in any potential transactions in the Issuer's securities, including, without limitation, potential dispositions of Class A Ordinary Shares, will depend upon its continuing assessment of pertinent factors, including, without limitation, the availability and nature of opportunities to dispose of Class A Ordinary Shares, resale restrictions applicable to the Class A Ordinary Shares held by the Reporting Persons, the status of, and the economic and reputational impact on CF&Co. of, any proposed business combination and related shareholder proposals (including the likelihood of their approval) described in the Preliminary Proxy, as amended from time to time. Depending upon its assessments of the above factors, among others, CF&Co. may change the above stated present intentions and expectations.

In the course of its continuous evaluation of its investment, CF&Co. expects to communicate from time to time with the Issuer's board of directors and members of management, and its advisors. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

## Signatures
- Cantor Fitzgerald, L.P.: /s/ Brandon G. Lutnick, Brandon G. Lutnick /Chairman & Chief Executive Officer (03/02/2026)
- CF Group Management, Inc.: /s/ Brandon G. Lutnick, Brandon G. Lutnick / Chief Executive Officer (03/02/2026)
- Cantor Fitzgerald & Co.: /s/ Pascal Bandelier, Pascal Bandelier / Co-Chief Executive Officer (03/02/2026)
- Cantor Fitzgerald Securities: /s/ Pascal Bandelier, Pascal Bandelier / Co-Chief Executive Officer (03/02/2026)
- Brandon Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (03/02/2026)